Exhibit 21.1

Wing Yip Food Holdings Group Limited

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Guangdong Wing Yip Food Co., Ltd.	Mainland China
Hainan Wing Yip Food Technology Co., Ltd.	Mainland China